FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 15, 2013

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 11, 2013 Annual Shareholders’ Meeting.  Issuers listed on the Toronto Stock Exchange are required to issue a news release providing this information.

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 8, 2013 was elected as a director, without a vote by ballot being conducted.  The Corporation received proxies with regard to voting on the seven directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Anthony F. Griffiths	28,768,566	99.17%	239,999	0.83%
Robert J .Gunn	28,991,811	99.94%	16,547	0.06%
Alan D. Horn	28,781,559	99.22%	227,009	0.78%
John R.V. Palmer	28,983,197	99.91%	25,161	0.09%
Timothy R. Price	28,896,688	99.61%	112,330	0.39%
Brandon W. Sweitzer	28,992,066	99.94%	16,742	0.06%
V. Prem Watsa	27,968,862	96.42%	1,039,496	3.58%

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946